Filed Pursuant to Rule 433

Registration Statement No. 333-201958

Pricing Term Sheet

March 29, 2017

Union Pacific Corporation

4.000% Notes due 2047

Issuer:	Union Pacific Corporation

Ratings (Moody’s / S&P):	A3 / A*

Principal Amount:	$500,000,000

Trade Date:	March 29, 2017

Settlement Date:	April 5, 2017 (T+5)

Maturity:	April 15, 2047

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2017

Coupon:	4.000%

Price to Public:	98.655% of Principal Amount

Yield to Maturity:	4.078%

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Price/Yield:	97-13 / 3.008%

Spread to Benchmark Treasury:	+107 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to October 15, 2046, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 20 basis points plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after October 15, 2046, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	907818 EN4 / US907818EN49

Denominations:	$1,000 x $1,000

Concurrent Debt Offering:	The Issuer is also offering $500,000,000 of 3.000% Senior Notes due 2027.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLP

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC

Co-Managers:

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Mizuho Securities USA Inc.

Loop Capital Markets LLC

PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or calling Morgan Stanley & Co. LLP, toll-free at 1-866-718-1649.

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